                                                                   EXHIBIT 99.1




(CELERIS LOGO)    CELERIS CORPORATION                              NEWS RELEASE
                1801 West End Avenue, Suite 750
              Nashville, Tennessee 37203
            phone: 615.341.0223
          fax: 615.341.0615


FOR IMMEDIATE RELEASE

CONTACT: PAUL R. JOHNSON
         CHIEF FINANCIAL OFFICER
         (615) 341-0223


              CELERIS CORPORATION REPORTS 58% INCREASE IN REVENUES
              ----------------------------------------------------
                     COMPANY REPORTS BACKLOG OF NEW BUSINESS

NASHVILLE, Tennessee (October 27, 1999)...Celeris Corporation (Nasdaq/NM:CRSC), a provider of specialty clinical research services to pharmaceutical, medical device and biotechnology companies, today announced results from operations for the third quarter and nine months ended September 30, 1999. The Company also announced a backlog of new projects for clinical studies management, data management, clinical monitoring and site research services presently valued at approximately $6.2 million.

         Barbara A. Cannon, president and chief executive officer of Celeris Corporation, said, "We are pleased with our continuing progress and improving financial performance. We believe we are headed in the right direction as evidenced by our signing $8.9 million in new business so far this year, resulting in our current backlog of $6.2 million. This is in addition to our regulatory consulting services, which, year to date, have generated approximately $1.0 million in revenue per quarter. Our increasing revenue base has generated improved margins which, coupled with our reduced overhead, has allowed us to decrease our losses from quarter to quarter and will drive us toward our goal of profitability. In addition, our balance sheet remains strong with a cash balance of $9.4 million at the end of September."

         Revenues for the third quarter ended September 30, 1999, were $2.30 million, a 58% increase over revenues of $1.46 million in the third quarter of 1998. Loss from continuing operations for the quarter was $920,328, or $0.29 per diluted share, compared with a loss from continuing operations of $832,504, or $0.26 per diluted share, in the prior year period. During the third quarter, the Company recorded a gain on the disposal of discontinued operations of $75,000, or $0.02 per diluted share, representing a portion of the proceeds due related to the previously announced sale of its discontinued healthcare provider software business. Including this gain, the Company reported a loss for the third quarter of $845,328, or $0.27 per diluted share.

         Revenues for the nine-month period ended September 30, 1999, were $6.63 million, a 58% increase over revenues of $4.20 million in the year-ago period. Loss from continuing operations for the nine-month period was $3.16 million, or $1.01 per diluted share, compared with a loss from continuing operations of $896,336, or $0.28 per diluted share, in the prior year period. The Company recorded a gain of $475,000 and a loss of $10.06 million, respectively, for the nine-month periods ended


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CRSC Reports Third Quarter Results
Page 2
October 27, 1999

September 30, 1999 and 1998, for discontinued operations. Net loss, including discontinued operations, was $2.68 million, or $0.86 per diluted share, for the nine months ended September 30, 1999, compared with $10.95 million, or $3.41 per diluted share, for the nine months ended September 30, 1998.

         Ms. Cannon added, "I think it is also important to point out that while we are improving margins and containing costs, we are bringing on board extremely qualified staff to ensure continued growth and a high degree of client satisfaction. We also believe that our use of the Oracle(R) Clinical data management system, which has been fully validated by an independent consulting group and is now in use with all of our data projects, will be a factor in differentiating our business in the future."

         Celeris Corporation is a provider of specialty clinical research services to pharmaceutical, medical device and biotechnology manufacturers. Services offered by Celeris include regulatory consulting and strategy, device evaluation, product and manufacturing quality assurance, statistical analysis and clinical study design and management. In addition, Celeris has expanded its service offerings to include investigative site selection and qualification, clinical monitoring staffing services, data management and biostatistical consulting.

         This press release may contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements of intent, belief or current expectations of Celeris Corporation and its management. Such forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the results discussed in the forward-looking statements. Risks and uncertainties that may cause such differences include, but are not limited to the uncertainty of market acceptance of the Company's new clinical research services; changes in the Company's backlog including potential cancellation, delay or change in the scope of client contracts for clinical research services; the Company's dependence on a single client for a material portion of the Company's revenues; the possibility of failure of assumptions related to the discontinued healthcare provider software business, including the performance of the assets sold as well as estimated remaining liability amounts; and other risk factors detailed in the Company's Securities and Exchange Commission filings, including the Company's Form 10-K for the year ended December 31, 1998.



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CRSC Reports Third Quarter Results
Page 3
October 27, 1999

                      CELERIS CORPORATION AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)


                                                          Three Months Ended                      Nine Months Ended
                                              Sept. 30,        June 30,      Sept. 30,        Sept. 30,      Sept. 30,
                                                 1999            1999           1998            1999            1998
                                             -----------     -----------     ----------      -----------    -----------

Revenue                                      $     2,301     $     2,399     $     1,458     $     6,632    $     4,202
Cost of sales                                      1,488           1,644           1,075           4,504          2,733
                                             -----------     -----------     -----------     -----------    -----------

    Gross Profit                                     813             755             383           2,128          1,469
Selling, general and
  administrative expenses                          1,848           1,930           1,505           5,707          3,337
                                             -----------     -----------     -----------     -----------    -----------

    Loss from operations                          (1,035)         (1,175)         (1,122)         (3,579)        (1,868)
Interest income, net                                 115             139             290             424            972
                                             -----------     -----------     -----------     -----------    -----------
Loss from continuing operations                     (920)         (1,036)           (832)         (3,155)          (896)

Discontinued operations:
    Loss from discontinued
       operations                                                                                                (4,707)
    Gain (loss) on disposal of
      discontinued operations                         75             200                             475         (5,349)
                                             -----------     -----------     -----------     -----------    -----------
          Total discontinued operations               75             200                             475        (10,056)
                                             -----------     -----------     -----------     -----------    -----------
Net loss                                     $      (845)    $      (836)    $      (832)    $    (2,680)   $   (10,952)
                                             ===========     ===========     ===========     ===========    ===========

Basic and diluted income
   (loss) per common share:(1)
      Continuing operations                  $     (0.29)    $     (0.33)    $     (0.26)    $     (1.01)   $     (0.28)
      Discontinued operations                       0.02            0.06                            0.15          (3.13)
                                             -----------     -----------     -----------     -----------    -----------
                                             $     (0.27)    $     (0.27)    $     (0.26)    $     (0.86)   $     (3.41)
                                             ===========     ===========     ===========     ===========    ===========
Basic and diluted weighted average
    shares outstanding(1)                      3,092,350       3,134,883       3,186,404       3,122,174      3,208,347




(1)Adjusted to reflect a reverse three-for-one stock split on July 29, 1999.



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CRSC Reports Third Quarter Results
Page 4
October 27, 1999


                      CELERIS CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Dollars In thousands)


                                                            Sept. 30,     Dec., 31
                                                              1999          1998
                                                            ---------     ---------
                                  ASSETS
Current Assets:
    Cash and cash equivalents                               $  6,372      $  8,139
    Short-term investments                                     3,052         7,084
    Accounts receivable, net of allowance of
      $287 and $172, respectively                              1,965         1,517
    Other current assets                                         405           412
                                                            --------      --------
           Total current assets                               11,794        17,152
Net furniture, fixtures and equipment                          1,338         1,013
                                                            --------      --------
           Total Assets                                     $ 13,132      $ 18,165
                                                            ========      ========

                   LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
    Accounts payable and accrued expenses                   $  1,049      $  1,025
    Deferred revenue and payables                                532           399
    Accrued compensation                                         368           280
    Net current liabilities of discontinued operations         1,770         4,256
                                                            --------      --------
           Total current liabilities                           3,719         5,960

Commitments and Contingencies

Shareholder' Equity:
    Common stock, $0.01 par value - 13,511,111 shares
      authorized; 3,092, 329 and 3,139,810 shares
      issued and outstanding, respectively                        31            31
    Additional paid-in capital                                67,480        67,592
    Accumulated deficit                                      (58,098)      (55,418)
                                                            --------      --------
           Total shareholders' equity                          9,413        12,205
                                                            --------      --------
           Total Liabilities and Shareholders' Equity       $ 13,132      $ 18,165
                                                            ========      ========




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